COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

December 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Mr. Jeffrey A. Foor

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Diversified Real Return Fund

Columbia Global Inflation-Linked Bond Plus Fund

Post-Effective Amendment No. 186

Registration File Nos.: 2-99356; 811-04367

Dear Mr. Foor:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 186 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Diversified Real Return Fund and Columbia Global Inflation-Linked Bond Plus Fund to the Registrant.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectuses of the Funds and (ii) the Statement of Additional Information of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I